

August 27, 2021

Steven Hochberg
Chief Executive Officer
DFP Healthcare Acquisitions Corp.
345 Park Avenue South
New York, New York 10010

> **Re: DFP Healthcare Acquisitions Corp.**
> **Registration Statement on Form S-4**
> **Filed July 23, 2021**
> **File No. 333-258152**

Dear Mr. Hochberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed July 23, 2021

Cautionary Note Regarding Forward-Looking Statements, page 1

1.   We note the inclusion of forecasts and projections in your identification of forward-looking statements, and your statement that "[t]he forward-looking statements are based on projections prepared by, and are the responsibility of, TOI's management." Revise to clarify that the registrant is responsible for all the disclosure in the filing, including the projections.

What is TOI?, page 3

2.   We note several references here and throughout the prospectus that TOI is a "leading value-based oncology company". Please revise to clarify the basis for this leadership claim.

Questions and Answers About the Business Combination and the Special Meeting

What is being voted on?, page 5

3.   Unbundle the stock issuance proposal so that shareholders may vote separately whether to increase the authorized number of shares for the proposed business combination and for the subscription/PIPE financing. Refer to Exchange Act Rule 14a-3. For additional guidance, see the Compliance and Disclosure Interpretations under Rule 14a-4(a)(3) generally and regarding unbundling in the M&A context.

Summary of the Proxy Statement/Prospectus

Structure of the Business Combination, page 21

4.   Revise the pre- and post-combination structures to reflect the various forms and percentages of ownership interests, including the subscription agreements and earnout warrants addressed on pages 22-23.

Redemption Rights, page 28

5.   Revise your disclosure to show the potential impact of the redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemptions scenarios, including minimum, maximum and interim redemption levels.

Interests of the Sponsor and DFP's Directors and Officers in the Business Combination, page 29

6.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

7.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Risk Factors, page 42

8.   Please revise the DFP risk factors section to more prominently provide disclosure related to its going concern determination.

9.   We note the disclosure in the risk factor on page 69 regarding the material weakness that led management to conclude that internal control over financial reporting (ICFR) was not effective as of December 31, 2020. Please confirm, if true, that management performed an assessment of ICFR subsequent to the date that your December 31, 2020 Form 10-K/A was filed on May 24, 2021. Otherwise, explain how you were not able to provide this conclusion in the Form 10-K/A. Alternatively, please revise your disclosure herein to be

consistent with the disclosure in the Form 10-K/A.

The Business Combination Proposal
Background of the Business Combination, page 95

10.   On page 96, disclose the number of targets with which DFP entered into letters of intent. Disclose why you determined the three identified targets are the "relevant potential targets." Disclose the timing of the negotiations with Companies A, B and C.

11.   On page 97, revise to identify the roles of Alvarez & Marsal, Polsinelli, and W&C and on whose behalf they performed their respective roles.

12.   With respect to the March 17 entry, please revise to explain how DFP determined to indicate its interest at the $700 to $750 million level, including whether it had received forecasts from TOI and any financial models that it used.

13.   Please revise the discussion concerning the March 17 to March 26 period to clarify whether TOI offered counterproposals to DFP's initial indication of interest. Discuss the material terms, as applicable.

14.   On page 98, revise to explain what a "locked box mechanism" is and the key features of the mechanism under negotiation. For instance, it should be whether the price would be set based upon a pre-signing balance sheet or something else. With reference to the June 21 entry, revise the remainder of the Background section to discuss how the terms of the mechanism evolved over time and whether the mechanism is employed in the Business Combination Agreement.

15.   With reference to the April 26 entry, please discuss the "financial model" that the two parties discussed as well as the growth plan and the use of proceeds.

16.   At various points in the risk factors and elsewhere, you disclose that TOI provided financial projections. Revise this section to clarify at what points those projections were disclosed. We note various reference to the TOI team sharing their "vision" and "growth prospects," and the follow-up call on April 26, 2021 on the financial model.

17.   On page 99, revise to explain who and what drove the change in consideration on June 19, 2021 that resulted in the $100 million reduction in transaction consideration and increase in earnout consideration.

18.   With reference to the disclosure on page 101 and the joint press release dated June 28, 2021 announcing the business combination agreement, please tell us, and as applicable revise to clarify, whether both parties agreed to the valuation based on a 2.4 multiple to TOI's 2022 forecasted revenue.

DFP's Board of Directors' Reasons for the Approval of the Business Combination, page 100

19.   Revise the discussion of the board's comparable companies analysis to disclose the data and valuations for each selected company.

20.   You describe additional analyses the board performed with respect to the TOI financial projections, including that the board "compared the projected revenue growth to the revenue growth of Comparable Companies to assess its reasonableness." Revise to disclose the board's conclusions regarding the reasonableness of the TOI projections. Clarify whether the board felt the projected revenue growth was reasonable given the pipeline of potential acquisitions TOI had disclosed.

The Business Combination Proposal
Certain Projected Financial Information, page 102

21.   Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the projections on page 103 to provide investors with sufficient information to evaluate the projected financial information. For example:
   • Identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market rate growth and market rate penetrations were determined;
   • Disclose material assumptions related to acquisitions and de novo build-out;
   • Provide any specific assumptions related to regulatory approvals disclosed on page 104;
   • Disclose how you determined adjusted EBITDA; and
   • Disclose material assumptions used to determine projected expense amounts in arriving at growth profit and adjusted EBITDA.

22.   With respect to the projections on page 104, please:
   • clarify the "VBC" abbreviation and, with reference to the fourth bullet point on page 42, explain briefly explain how these contracts differ and why it is appropriate to quantify them together;
   • tell us how the 20% CAGR figure is calculated; and
   • revise to explain what the two "% Growth" metrics relate to and how they are calculated.

23.   Revise the fifth paragraph on page 103 to clarify that you have disclosed all material assumptions underlying the projections. In addition, revise to discuss more specifically the assumptions supporting the projections presented on page 104. In particular, please explain the assumptions underlying the considerable annual growth in revenue despite more modest growth (and even a reduction) in the number of Capitated/VBC Lives. With reference to the "Key Business Metrics" disclosure on page 188, disclose whether the projections assume material changes to the number of clinics and markets. Also, discuss more specifically the assumptions that support increased adjusted EBITDA and margins.

Certain Interests of TOI's Management and Directors, page 106

24. Provide examples to quantify the potential interests of TOI management and directors in the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

25. Please appropriately notate the adjustment of $806 impacting Accumulated deficit in the pro forma balance sheet on page 146 under the Maximum Redemption Scenario.

26. Please expand your description in Note (N) to the pro forma balance sheet to explain the circumstances that resulted in the change of classification of the public warrants from liability to equity upon closing of the business combination.

27. Please explain to us why the adjustment in Note (BB) for compensation is recognized in its entirety in the pro forma statement of operations for the year ended December 31, 2020 since it has a requisite service period of 3 years.

28. We note the calculation of pro forma net income (loss) per share for basic and diluted EPS under both redemption scenarios on page 155. Please disclose how you determined the following amounts:
    • Pro forma net income allocated to participating securities of $346 (no redemption) and $198 (maximum redemption) as of March 31, 2021 in the calculation of basic EPS;
    • Pro forma net income allocated to participating securities of $341 (no redemption) and $195 (maximum redemption) as of March 31, 2021 in the calculation of diluted EPS;
    • Weighted average shares outstanding of DFP Class A Common Stock, basic of 90,666,539 (no redemption) and 82,256,547 (maximum redemption) as of March 31, 2021;
    • Weighted average shares outstanding of DFP Class A Common Stock, diluted of 91,924,672 (no redemption) and 83,920,434 (maximum redemption) as of March 31, 2021;
    • Pro forma net loss allocated to participating securities of $(11,016) (no redemption) and $(10,507) (maximum redemption) in the calculation of basic and diluted EPS as of December 31, 2020; and
    • Weighted average shares outstanding of DFP Class A Common Stock, basic and diluted of 90,349,008 (no redemption) and 81,939,016 (maximum redemption) as of December 31, 2020.

Business of TOI, page 173

29. With reference to the disclosures on pages 103-104, please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of the proceeds raised through the merger and PIPE financings.

Our Care Model, page 175

30.   With reference to the disclosures on pages 98-99, please revise to discuss the NCCN guidelines.

Government Regulation, page 181

31.   With reference to your disclosures on pages 46 and 178, please revise your disclosure under the first three sub-headings to discuss specifically California state regulation in these areas.

Key Business Metrics, page 188

32.   We note the Adjusted EBITDA reconciliations on page 189. Please separately quantify each of the items in non-cash addbacks in Note (1) and in unusual/nonrecurring expenses in Note (2).

Results of Operations, page 191

33.   Please expand your disclosures to separately discuss each of the factors contributing to the changes in revenue and expense amounts each period. For example, on page 192, quantify the increase in patient services revenue that resulted from new capitated contracts that began in the fourth quarter of 2020 and the decrease in FFS revenues resulting from the transition of several FFS contracts to capitation. The increase is dispensary revenue that related to the number or prescriptions filled and average revenue per fill should also be separately disclosed. Revise to address this comment for significant period to period variances for all other income and expense amounts each period.

Critical Accounting Policies
Variable Interest Entities, page 197

34.   We note that the discussion that you hold variable interests in the TOI PCs, which are comprised of two separate professional entities. Please clarify if these two entities are TOI FL and TOI CA as disclosed in Note 17 on page F-66. Please also clarify your accounting treatment for PCs located in the other states in which you operate such Arizona and Nevada noted on page F-49 and explain the reasons you do not consolidate the financial statements of any these other PCs. Finally, please also revise to disclose, if true, that all MSAs entered into with your operating PCs are all substantially similar, i.e., subject to the same or similar risks, rewards, policies, procedures and accounting.

Beneficial Ownership of Securities,, page 223

35.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Park West Investors Master Fund, Limited and each of the five entities listed on page 225.

Refer to Item 403 of Regulation S-K.

TOI Parent Financial Statements
Note 16. Business Combination , page F-65

36.   You state on page F-65 that the present value of the deferred cash consideration of $817,500 to be paid in installments and related to the acquisition of PCC "is not material." Please explain why the present value of this cash would not be material and how you determined that.

Report of Independent Registered Public Accounting Firm, page F-71

37.   Please have your auditors amend their audit report to indicate that their audit was conducted in accordance with the standards of the PCAOB, rather than the auditing standards of the PCAOB. Refer to the guidance in paragraph .09 of AS 3101.

Note. 11 Debt, page F-90

38.   You state on page F-91 that TOI applied for loan forgiveness in December 2020 for the PPP loan and on June 17, 2021, the Company received "notice of the loan." Please revise to disclose what you mean by "notice of the loan." For example, if true, clarify that the loan was forgiven and explain the related accounting treatment.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Jenn Do at (202) 551-3743 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Joel Rubinstein, Esq.